UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 1

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Ambassador Carlos Pareja Ríos

Embassy of Peru

1700 Massachusetts Avenue NW

Washington, DC 20036

(Name and address of Authorized Representative

of the Registrant in the United States)

Copies to:

Jaime Mercado

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Peru on Form 18-K for the year ended December 31, 2017 comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit E: Recent Developments.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 29th day of November 2018.

By:	/s/ Carlos Pareja Ríos
Name:	Carlos Pareja Ríos
Title:	Ambassador of Peru to the United States

EXHIBIT INDEX

EXHIBIT E:	Recent Developments